Exhibit 99.2

Form of Certificate of Loan Note issued in Registered Form

27 June 2025

THIS CERTIFICATE IS DELIVERED BY
LANVIN GROUP HOLDINGS LIMITED 复朗集团

an exempted company incorporated under the laws of the Cayman Islands with limited liability and registration number 382280 and having its registered office at Maples Corporate Services Limited of PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands as borrower (the Company)

FIXED RATE SECURED NOTE

This certificate is issued pursuant to (i) the share buyback agreement dated 27 June 2025 entered into between the Company and MERITZ SECURITIES CO., LTD. (the Investor) and (ii) a board resolution of the Company dated 27 June 2025.

The Company has issued as at the date of this certificate a fixed rate note for a principal amount of EUR48,091,106 (the Note), which has been fully subscribed and paid.

This is to certify that the Investor is the registered holder of the Note and is entitled to that sum and any interest thereon in accordance with and subject to the conditions endorsed hereon (the Conditions).

This certificate is evidence of entitlement only and is not a document of title. Entitlements are determined by the register of the Note maintained by the Company (the Register) and only the holder of the Note is entitled to payment in respect of the Note represented hereby.

The Conditions endorsed hereon are an integral part of this certificate and by its purchase of the Note, the Investor agrees to be subject to and bound by the provisions set forth therein.

Executed for and on behalf of the Company

SIGNED	)	SIGNATURE:	/s/ Huang Zhen
for and on behalf of	)
LANVIN GROUP	)
HOLDINGS LIMITED	)	NAME:	Huang Zhen
复朗集团	)

CONDITIONS

-i-

1.	Definitions and interpretation

1.1	Definitions

In these Conditions:

Account Security Agreement means an account security agreement to be entered into by FIL and the Investor in relation to the creation of Security over the Charged Securities Account and the Company Security Shares;

Accrual Interest means on any day, the amount of interest accrued on the Loan at a percentage rate equal to the Accrual Interest Rate;

Accrual Interest Rate means 6.40 per cent per annum;

Affiliate means, in relation to any Party, any subsidiary or parent company of that Party and any subsidiary of any such parent company, in each case from time to time;

Business Day means a day (excluding Saturday or Sunday and public holidays in Korea, the PRC, Hong Kong and the Cayman Islands) on which commercial banks in Korea, the PRC, Hong Kong and the Cayman Islands are generally open for business;

Cash Pay Interest means, on any day, the amount of interest accrued on the Loan at a percentage rate equal to the Cash Pay Interest Rate;

Cash Pay Interest Rate means 5 per cent per annum;

Charged Securities Account means the securities account in the name of FIL held with Citibank, N.A., Hong Kong Branch with account number 5064830000;

Closing Date means the date on which completion of the closing in accordance with the terms and conditions set forth under the Share Buyback Agreement occurs;

Closing Price means the last reported publicly traded price of the shares of the Company at the closing of trading during a Trading Day on the stock exchange on which the shares of the Company are traded;

Company Security Shares means the shares of the Company in the Charged Securities Account;

Control of a given person means the power or authority, whether exercised or not, to direct the business, management and policies of such person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; provided, that, such power or authority shall conclusively be presumed to exist upon possession of beneficial ownership or power to direct the vote of fifty per cent (50%) or more of the votes entitled to be cast at a meeting of the members or shareholders of such person or its parent company or power to control the composition of a majority of the board of directors (or equivalent governing body) of such person;

Coverage Ratio means, in respect of each Testing Date or Release Testing Date, the ratio of:

(a)	the aggregate sum of:

(i)	Market Value of Company Security Shares; and

(ii)	60% of Market Value of FTG Security Shares,

divided by

(b)	the amount of the outstanding Loan,

in each case as at such Testing Date or Release Testing Date;

Coverage Ratio Prepayment Notice has the meaning given to that term in Condition 7 (Coverage Ratio);

Coverage Ratio Prepayment Obligation has the meaning given to that term in Condition 7 (Coverage Ratio);

Credit Event means a Credit Event (FTG) or a Credit Event (Obligor);

Credit Event (FTG) means, in respect of FTG:

(a)	Mr. Guo Guangchang ceases to have Control of FTG; or

(b)	any occurrence of any insolvency event, bankruptcy, liquidation, dissolution or winding up or similar event, whether voluntary or involuntary, or a filing for bankruptcy or similar proceedings in respect of FTG;

(c)	any of FTG’s Financial Indebtedness with an aggregate amount borrowed or raised being in excess of US$60,000,000 is not paid when due nor within any originally applicable grace period, or is declared to be or otherwise becomes due and payable prior to its specified maturity as a result of any event of default (however described);

Credit Event (FTG) Date means the date on which a Credit Event (FTG) occurs;

Credit Event (Obligor) means:

(a)	in respect of an Obligor:

(i)	Mr. Guo Guangchang ceases to have Control of that Obligor; or

(ii)	any occurrence of any insolvency event, bankruptcy, liquidation, dissolution or winding up or similar event, whether voluntary or involuntary, or a filing for bankruptcy or similar proceedings in respect of that Obligor;

(b)	in respect of FIL, delisting, or suspension to trading for consecutive period of fifteen (15) Trading Days;

(c)	in respect of the Company, delisting, or suspension to trading for consecutive period of five (5) Trading Days;

(d)	in respect of FIL, any of its Financial Indebtedness with an aggregate amount borrowed or raised in excess of US$100,000,000 is not paid when due nor within any originally applicable grace period, or is declared to be or otherwise becomes due and payable prior to its specified maturity as a result of any event of default (however described);

(e)	in respect of the Company:

(i)	any of its Financial Indebtedness with an aggregate amount borrowed or raised in excess of US$5,000,000 is not paid when due nor within any originally applicable grace period, or is declared to be or otherwise becomes due and payable prior to its specified maturity as a result of any event of default (however described);

(ii)	any of its creditors declares or becomes entitled to declare any of its Financial Indebtedness with an aggregate amount borrowed or raised in excess of US$5,000,000 due and payable prior to its specified maturity as a result of an event of default (however described); or

(iii)	it is unable or admits inability to pay its debt as they fall due, is deemed or declared (in each case, pursuant to applicable law) to be unable to pay its debt as they fall due, or by reason of actual or anticipated financial difficulties:

(A)	suspends or threatens to suspend making payments on any of its debts; or

(B)	commence negotiations with one or more of its creditors generally with a view to rescheduling its debts; or

(f)	failure by the Company to pay to the Investor the Cash Pay Interest in accordance with Condition 9.2 (Payment of Cash Pay Interest);

Disrupted Trading Day means a Trading Day in which any of the following events occurs:

(a)	any event that prohibits or otherwise makes impossible any market participants in general to effect transactions in, or obtain market values for, the shares of the Company;

(b)	any material suspension of trading by the relevant stock exchange on which the shares of the Company are traded, whether by reason of movements in price exceeding limits permitted by that stock exchange or otherwise; or

(c)	a closure of the stock exchange on which the shares of the Company are traded prior to its regular trading time;

Event of Default means any event or circumstance specified as such in Condition 12 (Events of Default) or any other event or circumstance specified as such and agreed by the Investor and the Company in writing;

FIL means Fosun International Limited, a company incorporated in Hong Kong with its registered address at Room 808, ICBC Tower, 3 Garden Road, Central, Hong Kong;

Finance Document means the Note, any Transaction Security Document and any other document designated as a Finance Document by the Investor and the Company in writing;

Financial Indebtedness means (without double counting) any indebtedness in respect of:

(a)	moneys borrowed; or

(b)	any moneys raised under or pursuant to any debenture, bond (other than a performance bond or advance payment bond), note or loan stock or other similar debt instrument (but, in each case, excluding Trade Instruments);

but excluding all indebtedness for or in respect of pension or post-employment benefit related liabilities or any indebtedness owing between the Company and its subsidiaries;

FTG means Fosun Tourism Group 复星旅游文化集团, an exempted company incorporated in the Cayman Islands with company number 315519 and its registered address at Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street P.O. Box 10240 Grand Cayman KY1-1002 Cayman Islands;

FTG Security Shares means, as at the Closing Date, the 81,542,487 shares of FTG;

FTG Security Shares Ratio means, in respect of each Repayment Date and each Prepayment Date, the ratio of:

(a)	Market Value of FTG Security Shares,

divided by

(b)	the amount of the outstanding Loan (after giving effect to the relevant repayment or prepayment made on such Repayment Date or Prepayment Date (as applicable)),

in each case as at such Repayment Date or Prepayment Date (as applicable);

FTG Share Security Agreement means a share security agreement to be entered into by FIL and the Investor in relation to the creation of Security over FTG Security Shares;

Governmental Entity means any supra-national, national, state, municipal or local government (including any subdivision, court, administrative agency or commission or other authority thereof) or any quasi-governmental or private body exercising any regulatory, importing or other governmental or quasi-governmental authority;

Governmental Order means any judgment, decision, ruling, decree, order, settlement, injunction, writ, stipulation, determination or award of any Governmental Entity;

Hong Kong means the Hong Kong Special Administrative Region of the People’s Republic of China;

Interest Period means each period determined in accordance with Condition 10 (Interest Periods);

Interest Rate has the meaning given to that term in Condition 9.1 (Calculation of interest);

Law means any law, statute, ordinance, rule, regulation, listing rules, stock exchange rules and regulations, code, Governmental Order or other requirement as enacted, issued, promulgated, enforced or entered by a Governmental Entity and having a legally binding effect;

Legal Reservations means:

(a)	the principle that certain (including equitable) remedies may be granted or refused at the discretion of a court, the principle of reasonableness and fairness where implied by law and the limitation of enforcement by laws relating to insolvency, reorganisation and other laws generally affecting the rights of creditors;

(b)	the time barring of claims under applicable statutes of limitation (or equivalent legislation), the possibility that an undertaking to assume liability for or indemnify a person against non-payment of stamp duty may be void, and defences of acquiescence, set off or counterclaim;

(c)	the principle that in certain circumstances Security granted by way of fixed charge may be recharacterised as a floating charge or that Security purported to be constituted as an assignment may be recharacterised as a charge;

(d)	the principle that additional interest imposed pursuant to any relevant agreement may be held to be unenforceable on the grounds that it is a penalty and thus void;

(e)	the principle that a court may not give effect to an indemnity for legal costs incurred by an unsuccessful litigant;

(f)	the principle that the creation or purported creation of Security over any contract or agreement which is subject to a prohibition on transfer, assignment or charging may be void, ineffective or invalid and may give rise to a breach of the contract or agreement over which Security has purportedly been created;

(g)	similar principles, rights, defences and remedies under the laws of any Relevant Jurisdiction; and

(h)	any other matters which are customarily set out as qualifications or reservations as to matters of law of general application in any legal opinions supplied to lenders and/or security takers as a condition precedent to funding under finance documents;

Loan means the principal amount outstanding for the time being under the Note;

Makewhole Amount means the amount (if any) of the Cash Pay Interest which the Investor should have received in respect of the amount of Loan prepaid in accordance with Condition 5 (Voluntary prepayment) for the period from the relevant Prepayment Date to the last day of the current Interest Period, had such amount of Loan been prepaid on the last day of that Interest Period;

Mandatory Prepayment Event means:

(a)	a Credit Event (Obligor); or

(b)	the average Closing Price of the shares of the Company in any three (3) consecutive Trading Days period (excluding any Disrupted Trading Days) is less than US$1.00 per share (subject to any adjustment as a result of any share split or consolidation of the shares of the Company);

Mandatory Prepayment Notice has the meaning given to that term in Condition 6 (Mandatory prepayment);

Mandatory Prepayment Obligation has the meaning given to that term in Condition 6 (Mandatory prepayment);

Market Value of Company Security Shares means the average Closing Price of the shares of the Company in any three (3) consecutive Trading Days period (excluding any Disrupted Trading Days) immediately before the Testing Date or Release Testing Date multiplied by the number of Company Security Shares on the Testing Date or Release Testing Date (as applicable), in its euro equivalent based on the exchange rate published by Bloomberg L.P. as at the last Trading Day in such period;

Market Value of FTG Security Shares means HK$7.80 multiplied by the number of FTG Security Shares on a Testing Date, a Release Testing Date or a Prepayment Date (as applicable), in its euro equivalent based on the exchange rate published by Bloomberg L.P. as at such Testing Date, Release Testing Date or Prepayment Date (as applicable), provided that upon occurrence of a Credit Event (FTG), the Market Value of FTG Security Shares shall be deemed to be zero;

Maturity Date means 14 December 2026;

Month means a period starting on one day in a calendar month and ending on the numerically corresponding day in the next calendar month, except that:

(a)	(subject to paragraph (c) below) if the numerically corresponding day is not a Business Day, that period shall end on the next Business Day in that calendar month in which that period is to end if there is one, or if there is not, on the immediately preceding Business Day;

(b)	if there is no numerically corresponding day in the calendar month in which that period is to end, that period shall end on the last Business Day in that calendar month; and

(c)	if an Interest Period begins on the last Business Day of a calendar month, that Interest Period shall end on the last Business Day in the calendar month in which that Interest Period is to end.

The rules in paragraphs (a) to (c) above will only apply to the last Month of any period.

Obligor means the Company or FIL;

parent company means any company that in relation to another company (its subsidiary):

(a)	holds a majority of the voting rights in the subsidiary;

(b)	is a member of the subsidiary and has the right to appoint or remove a majority of its board of directors;

(c)	is a member of the subsidiary and controls a majority of the voting rights in it under an agreement with the other members; or

(d)	has the right to exercise a dominant influence over the subsidiary under the subsidiary’s articles or a contract authorized by them,

in each case whether directly or indirectly through one or more companies;

Participating Member State means any member state of the European Union that has the euro as its lawful currency in accordance with legislation of the European Union relating to Economic and Monetary Union;

Party means the Company or the Investor;

Perfection Requirements means any and all registrations, filings, notices and other actions and steps required to be made in any jurisdiction in order to perfect the Transaction Security or in order for it to achieve the relevant priority for the Transaction Security;

PRC means the People’s Republic of China, for the sole purpose of the Finance Documents, excluding Hong Kong, Macau, and Taiwan;

Prepayment Date means any day on which the Company has prepaid any part of the Loan in accordance with Condition 5 (Voluntary prepayment);

Release Testing Date means the last Business Day of each fiscal quarter ending after the Closing Date;

Relevant Jurisdiction means in relation to any Obligor or FTG:

(a)	its jurisdiction of incorporation;

(b)	any jurisdiction where any asset subject to or intended to be subject to any Transaction Security is situated;

(c)	any jurisdiction where it conducts its business; and

(d)	the jurisdiction whose laws govern the perfection of the Transaction Security Documents;

Repayment Date means each date set out in Condition 4 (Repayment);

Repayment Instalment means each repayment instalment for the Loan as set out in Condition 4 (Repayment);

Representatives means, in relation to a Party, its respective Affiliates and advisors;

Security means a mortgage, charge, pledge, lien or other security interest securing any obligation of any person or any other agreement or arrangement having a similar effect;

Share Buyback Agreement means the share buyback agreement dated ____________ 2025 between the Company and the Investor;

Tax means (i) taxes on income, profits and gains; and (ii) all other taxes, levies, duties, imposts, charges and withholdings of any fiscal nature, including any excise, property, capital, value added, sales, use, occupation, transfer, franchise and payroll taxes and any social security or social fund contributions, and any payment which the relevant person may be or become bound to make to any person as a result of the discharge by that person of any tax which the relevant person has failed to discharge, together with all penalties, charges and interest relating to any of the foregoing or to any late or incorrect return in respect of any of them, and regardless of whether such taxes, levies, duties, imposts, charges, withholdings, penalties and interest are chargeable directly or primarily against or attributable directly or primarily to the relevant person or any other person and of whether any amount in respect of them is recoverable from any other person;

Testing Date means each day on which the Note remains outstanding;

Trade Instruments means any performance bonds or advance payment bonds or documentary letters of credit issued in respect of the obligations of any Obligor or FTG arising in the ordinary course of trading of that Obligor or FTG;

Trading Day means any day on which the stock exchange on which the shares of the Company or FIL (as applicable) are traded is scheduled to open for trading for its regular trading sessions;

Transaction Security means the Security created or expressed to be created in favour of the Investor pursuant to the Transaction Security Documents; and

Transaction Security Documents means:

(a)	the Account Security Agreement;

(b)	the FTG Share Security Agreement; and

(c)	any other document entered into by any Obligor creating or expressed to create any Security over all or any part of its assets in respect of the obligations of any of the Obligors under any of the Finance Documents.

1.2	Construction

(a)	Unless a contrary indication appears, a reference in these Conditions to:

(i)	the Investor, any Obligor, any Party or any other person shall be construed so as to include its successors in title (including the surviving entity of any merger involving that person), permitted assigns and permitted transferees to, or of, its rights and/or obligations under the Finance Documents;

(ii)	an amendment includes any amendment, supplement, variation, novation, modification, replacement or restatement (however fundamental), and amend and amended shall be construed accordingly;

(iii)	assets includes properties, assets, businesses, undertakings, revenues and rights of every kind (including uncalled share capital), present and future, actual or contingent and any interest in any of the foregoing;

(iv)	a Finance Document or any other agreement or instrument is (unless expressed to be a reference to such document, agreement or instrument in its original form or form as at a particular date) a reference to that Finance Document or other agreement or instrument as amended, novated, supplemented, extended or restated and including any waiver or consent granted in respect of any term of any Finance Document from time to time;

(v)	a consent includes an authorisation, permit, approval, consent, exemption, licence, order, filing, registration, recording, notarisation, permission or waiver;

(vi)	indebtedness includes any obligation (whether incurred as principal or as guarantor or surety) for the payment or repayment of money, whether present or future, actual or contingent (but shall not include deposits held on behalf of clients);

(vii)	losses includes losses, actions, damages, claims, proceedings, costs, demands, expenses (including legal and other fees) and liabilities of any kind, and loss shall be construed accordingly;

(viii)	a person includes any individual, firm, company, corporation, government, state or agency of a state or any association, trust, fund, joint venture, consortium, partnership or other entity (whether or not having separate legal personality);

(ix)	a regulation includes any regulation, rule, official directive, request or guideline (whether or not having the force of law but, if not having the force of law, one with which entities to which the same applies customarily comply) of any governmental, intergovernmental or supranational body, agency or department or of any regulatory, self-regulatory or other authority or organisation;

(x)	signed communications, documents or notices refers to written communication, documents or notices that carry a manuscript, or a digital or electronic copy of a manuscript, signature, and signature shall be construed accordingly;

(xi)	a provision of law is a reference to that provision as amended or re-enacted; and

(xii)	a time of day is a reference to Seoul time; and

(b)	Any reference in these Conditions to including (or similar expressions) means including, without limitation and includes and included shall be interpreted accordingly.

(c)	Condition headings are for ease of reference only.

(d)	Unless a contrary indication appears, a term used in any other Finance Document or in any notice given under or in connection with any Finance Document has the same meaning in that Finance Document or notice as in these Conditions.

(e)	An Event of Default is continuing if it has not been remedied or waived.

(f)	An Event of Default will be remedied (and cease to be continuing) where the underlying circumstances giving rise to the Event of Default cease to exist or where actions have been taken which have addressed the underlying circumstances in each case with the effect that those underlying circumstances (after giving effect to the taking of such actions) no longer constitute an Event of Default.

(g)	References to any matter being permitted shall include references to such matters not being expressly prohibited by the Finance Documents or otherwise approved by the Investor.

(h)	If and to the extent that the Investor is required to act reasonably under the terms of a Finance Document with respect to any matter, the Investor must act reasonably with respect to such matter.

1.3	Currency symbols and definitions

(a)	€, EUR, euro denote the single currency of the Participating Member States.

(b)	HK$ and Hong Kong dollars denote the lawful currency of Hong Kong.

(c)	United States dollars, USD or US$ denote the lawful currency of the United States of America.

1.4	Personal liability

No director, officer, employee or other individual acting (or purporting to act) on behalf of an Obligor (or any Affiliate of any of the foregoing) shall be personally liable for any representation, certification or statement made or deemed to be made by him or her or an Obligor in any Finance Document or any certificate, notice or other document required to be delivered under, or in connection with, any Finance Document, whether or not signed by that director, officer, employee or other individual, save in the case of fraud, or intention to mislead (in which case any liability shall be determined in accordance with applicable law) and each such individual may rely on this Condition.

2.	Status

(a)	The Note constitutes direct, unconditional and unsubordinated obligations of the Company, secured in the manner provided in Condition 2(b). The payment obligations of the Company under the Note will (subject to any obligations preferred by mandatory provisions of Law) rank at least pari passu with all other present and future direct, unconditional and unsubordinated obligations of the Company.

(b)	As security for the payment obligations of the Company in respect of the Note and otherwise under the Finance Documents, the Note will be secured by the Transaction Security.

3.	Register

The Company shall cause a Register to be maintained in relation to the Note on which shall be entered the name, address and contact details of the holder of the Note and the particulars of the Note held by them. The person in whose name the Note is registered in the Register shall (except as otherwise required by law or as ordered by a court of competent jurisdiction) be treated as the absolute owner of the Note (whether or not it is overdue and regardless of any notice of ownership, trust or any interest in it or any writing on, or the theft or loss of, the Note Certificate issued in respect of it) for the purpose of receiving payment and for all other purposes.

4.	Repayment

4.1	Repayment of Loan

The Company shall repay the Loan in two instalments by repaying on each Repayment Date the amount set out opposite each Repayment Date in the table below:

Repayment Date	Repayment Instalment
30 June 2025	EUR8,547,000
Maturity Date	All outstanding amounts of the Loan

4.2	Effect of prepayment

If the Loan or any part thereof is prepaid in accordance with Condition 5 (Voluntary prepayment), the Repayment Instalment(s) for the Repayment Date(s) falling after that prepayment shall be reduced by the amount so prepaid in chronological order.

5.	Voluntary prepayment

(a)	The Company may, if it gives the Investor not less than three (3) Business Days’ (or such shorter period as the Investor may agree) prior notice, subject to paragraph (b) below, prepay the whole or any part of the Loan.

(b)	If the Company prepays the whole or any part of the Loan in accordance with this Condition at any time prior to the last day of an Interest Period, the Company shall, on such Prepayment Date, pay to the Investor the Makewhole Amount.

(c)	Any prepayment under this Condition 5 shall be made together with accrued interest on the amount prepaid.

6.	Mandatory prepayment

(a)	If a Mandatory Prepayment Event occurs, the Investor shall have the right to serve the Company with a written notice (the Mandatory Prepayment Notice) within ninety (90) days from the date of occurrence of the applicable Mandatory Prepayment Event.

(b)	After receipt of the Mandatory Prepayment Notice from the Investor, the Company shall be obliged to, within thirty (30) days of receipt, repay the Loan and accrued interest on the amount prepaid (the Mandatory Prepayment Obligation).

7.	Coverage Ratio

(a)	If the Coverage Ratio is below 175% on and as of any Testing Date:

(i)	the Investor may deliver a written notice (the Coverage Ratio Prepayment Notice) to the Company within fifteen (15) Business Days after the relevant Testing Date requesting the Company to perform its obligations set out in this paragraph (a);

(ii)	the Company shall, within three (3) Business Days after the receipt of the Coverage Ratio Prepayment Notice, prepay the Loan to the extent that the Coverage Ratio as of such Testing Date, after giving effect to such prepayment, increases to a level that is no lower than 200% (the Coverage Ratio Prepayment Obligation); and

(iii)	if the relevant Testing Date is the Credit Event (FTG) Date, provided that the Company has fulfilled its Coverage Ratio Prepayment Obligation under paragraph (a)(ii) above, the Investor shall, as soon as reasonably practicable, execute and deliver a deed of release, make, or assist in making, a Form NM2 filing with the Hong Kong Companies Registry and provide all necessary and reasonable support to FIL, FTG and other parties to release, reassign and discharge all FTG Security Shares from the Security created under the FTG Share Security Agreement.

(b)	If the Coverage Ratio is above 200% on and as of the Closing Date:

(i)	20,667,519 Company Security Shares (Release Company Security Shares (Closing Date)) shall be transferred from the Charged Securities Account to another account specified by FIL within three (3) Business Days after the Closing Date; and

(ii)	the Investor consents to such transfer and shall provide all necessary and reasonable support to FIL, the Company and other parties to effect such transfer (including, if applicable, executing and delivering a deed of release, and making, or assisting in making, a Form NM2 filing with the Hong Kong Companies Registry).

(c)	If the Coverage Ratio is above 300% on and as of any Release Testing Date (a Company Security Shares Release Event), then subject to mutual consent of the Parties:

(i)	such number of Company Security Shares (Release Company Security Shares (Release Testing Date)) shall be released, reassigned and discharged from the Security created under the Account Security Agreement, and be released from the Charged Securities Account and transferred to another account specified by FIL, that will cause the Coverage Ratio as of such Release Testing Date, after giving effect to the release, reassignment and discharge of such Release Company Security Shares (Release Testing Date), to be adjusted downwards to no less than or equal to 250%; and

(ii)	within three (3) Business Days after the occurrence of a Company Security Shares Release Event, the Investor shall execute and deliver a deed of release, make, or assist in making, a Form NM2 filing with the Hong Kong Companies Registry and provide all necessary and reasonable support to FIL, the Company and other parties to release, reassign and discharge the Release Company Security Shares (Release Testing Date) from the Security created under the Account Security Agreement, and to consent to any such release and transfer.

8.	Release of FTG Security Shares

(a)	If the FTG Security Shares Ratio on and as of any Prepayment Date is above 144% (FTG Security Shares Release Event), a number of FTG Security Shares (Release FTG Security Shares) shall be released, reassigned and discharged from the Security created under the FTG Share Security Agreement such that the FTG Security Shares Ratio as of such Prepayment Date, after giving effect to the release, reassignment and discharge of such Release FTG Security Shares, is equal to 144%.

(b)	Within three (3) Business Days of the occurrence of a FTG Security Shares Release Event, the Investor shall execute and deliver a deed of release, make, or assist in making, a Form NM2 filing with the Hong Kong Companies Registry and provide all necessary and reasonable support to FIL, FTG and other parties to release, reassign and discharge the Release FTG Security Shares from the Security created under the FTG Share Security Agreement.

9.	Interest

9.1	Calculation of interest

(a)	The rate of interest on the Loan for each Interest Period is 11.40 per cent per annum (the Interest Rate), which is the aggregate of:

(i)	Cash Pay Interest Rate; and

(ii)	Accrual Interest Rate.

(b)	Interest on the Loan will accrue on a daily basis.

9.2	Payment of Cash Pay Interest

The Company shall pay the Cash Pay Interest on the Loan on the last day of each Interest Period.

9.3	Payment of Accrual Interest

The Company shall pay the Accrual Interest on the Loan on the Maturity Date or (if earlier) the date on which the Loan is repaid or prepaid in full.

9.4	Default Interest

If the Company fails to pay any amount payable by it under the Finance Documents on its due date, interest shall accrue on such amount from the due date to the date of actual payment (both before and after judgment) at a rate equal to the sum of (a) three (3) per cent per annum and (b) the Interest Rate (together, the Default Rate). In such event, Condition 9.1 (Calculation of Interest) shall apply accordingly as if references to the Interest Rate therein referred to the Default Rate. Such default interest shall not be deemed or considered penal in nature.

10.	Interest periods

10.1	Interest periods

(a)	Subject to paragraph (c) below, each Interest Period for the Loan shall be three Months.

(b)	An Interest Period for the Loan shall not extend beyond the Maturity Date.

(c)	The first Interest Period for the Loan shall start on the Closing Date and end on 30 September 2025. Each subsequent Interest Period shall start on the last day of the preceding Interest Period.

10.2	Non-business days

If an Interest Period would otherwise end on a day which is not a Business Day, that Interest Period will instead end on the next Business Day in that calendar month (if there is one) or the preceding Business Day (if there is not).

11.	Reporting of Credit Events

(a)	The Company shall inform the Investor of the occurrence of any Credit Event with respect to the Company promptly after the occurrence of such Credit Event and such notification shall include supporting documents and other relevant information for the Investor to assess the occurrence of such Credit Event.

(b)	The Company shall procure FIL to inform the Investor of:

(i)	the occurrence of any Credit Event with respect to FIL promptly after the occurrence of such Credit Event; and

(ii)	the occurrence of any Credit Event with respect to FTG as soon as practicable after such information becomes available to FIL,

and such notification shall include supporting documents and other relevant information for the Investor to assess the occurrence of such Credit Event.

12.	Events of default

Each of the events or circumstances set out in this Condition 12 is an Event of Default (save for Condition 12.8 (Acceleration)).

12.1	Non-payment of Loan

The Company fails to repay the Loan in accordance with Condition 4 (Repayment).

12.2	Mandatory Prepayment Obligation

The Investor delivers a Mandatory Prepayment Notice to the Company in accordance with paragraph (a) of Condition 6 (Mandatory prepayment) and the Company does not fulfil its Mandatory Prepayment Obligation in accordance with paragraph (b) of Condition 6 (Mandatory prepayment).

12.3	Coverage Ratio Prepayment Obligation

The Investor delivers a Coverage Ratio Prepayment Notice to the Company in accordance with paragraph (a) of Condition 7 (Coverage Ratio) and the Company does not fulfil its Coverage Ratio Prepayment Obligation in accordance with paragraph (a) of Condition 7 (Coverage Ratio).

12.4	Other Obligations

(a)	An Obligor does not comply with any provision of the Finance Documents (other than those referred to in Conditions 12.1 (Non-payment of Loan) to 12.3 (Coverage Ratio Prepayment Obligation)).

(b)	No Event of Default under paragraph (a) above will occur if the failure to comply is capable of remedy and is remedied within twenty (20) Business Days of the earlier of (A) the Investor giving notice to the Company and (B) any Obligor becoming aware of the failure to comply.

12.5	Misrepresentation

(a)	Any representation or statement made or deemed to be made by an Obligor in the Finance Documents or any other document delivered by or on behalf of any Obligor under or in connection with any Finance Document is or proves to have been incorrect or misleading in any material respect when made or deemed to be made.

(b)	No Event of Default under paragraph (a) above will occur if that misrepresentation is capable of remedy and is remedied within twenty (20) Business Days of the earlier of (A) the Investor giving notice to the Company and (B) any Obligor becoming aware of the failure to comply.

12.6	Unlawfulness and invalidity

(a)	It is or becomes unlawful for an Obligor to perform any of its material obligations under the Finance Documents or any material obligations of an Obligor under any Finance Documents are not (subject to the Legal Reservations and the Perfection Requirements) or cease to be legal, valid, binding or enforceable which is materially adverse to the interests of the Investor under the Finance Documents taken as a whole.

(b)	No Event of Default will occur under paragraph (a) above if such unlawfulness or invalidity is capable of remedy and is remedied within twenty (20) Business Days of the earlier of (i) the Investor giving notice to the Company in relation to such unlawfulness or invalidity and (ii) any Obligor becoming aware of such unlawfulness or invalidity.

12.7	Repudiation

An Obligor rescinds or repudiates or purports (in writing) to rescind or repudiate or evidences an intention (in writing) to rescind or repudiate a Finance Document which is materially adverse to the interests of the Investor under the Finance Documents (taken as a whole).

12.8	Acceleration

On and at any time after the occurrence of an Event of Default which is continuing,

(a)	the Investor may, by notice to the Company:

(i)	declare that all or part of the Loan, together with accrued interest, and all other amounts accrued or outstanding under the Finance Documents be immediately due and payable, at which time they shall become immediately due and payable;

(ii)	declare that all or part of the Loan be payable on demand, at which time they shall immediately become payable on demand by the Investor; and/or

(iii)	exercise any or all of its rights, remedies, powers or discretions under the Finance Documents; and

(b)	the Investor and the Company shall select and engage a receiver in the following manner:

(i)	the Company shall, within three (3) Business Days of request by the Investor, recommend to the Investor at least three well-established, reputable and qualified receivers which do not have a material business relationship with any Party, among the “big 4” accounting firms, Kroll and FTI Consulting (the Receiver Criteria);

(ii)	the Investor shall select one receiver among the receivers recommended by the Company pursuant to paragraph (a)(i) above, unless the receivers recommended by the Company do not meet the Receiver Criteria or the Company fails to recommend a receiver pursuant to paragraph (a)(i) above, in which case the Investor shall select another receiver that meets the Receiver Criteria; and

(iii)	once the Investor has selected a receiver pursuant to paragraph (a)(ii) above, the Parties shall engage such receiver to enforce the Transaction Security in accordance with the terms of the Transaction Security Documents.

13.	Payment mechanics

13.1	Business Days

(a)	Any payment under the Finance Documents which is due to be made on a day that is not a Business Day shall be made on the next Business Day in the same calendar month (if there is one) or the preceding Business Day (if there is not).

(b)	During any extension of the due date for payment of any principal pursuant to paragraph (a) above, interest is payable on such principal at the rate payable on the original due date.

13.2	Currency of account

(a)	Subject to paragraphs (b) to (d) below, euro is the currency of account and payment for any sum due from an Obligor under any Finance Document.

(b)	A repayment of the Loan or a part of the Loan shall be made in the currency in which the Loan is denominated pursuant to these Conditions on its due date.

(c)	Each payment in respect of costs, expenses or Taxes shall be made in the currency in which such costs, expenses or Taxes are incurred.

(d)	Any amount expressed to be payable in a currency other than euro shall be paid in that other currency.

13.3	Day count convention

Any interest accruing under a Finance Document will accrue from day to day and is calculated on the basis of the actual number of days elapsed and a year of 365 days.

14.	Assignment and transfer

Subject to the prior written consent of the Company, the Note may be transferred in whole, upon the surrender (at the office of the Company) of the Certificate representing the Note to be transferred. No transfer of title to the Note will be valid unless and until entered on the Register.

15.	Notices

Notices to the Investor shall be delivered by hand, email, registered post or courier using an internationally recognised courier company to it at its address or e-mail address in the Register and deemed to have been given at the time of delivery, if delivered by hand, registered post or courier, or at the time of transmission, if delivered by email.

16.	Whole Agreement

(a)	The Note and the other Finance Documents together set out the whole agreement between the Parties in relation to the matters set forth therein and supersedes any previous draft, agreement, arrangement or understanding, whether in writing or not.

(b)	Nothing in this Condition shall limit any liability for (or remedy in respect of) fraud or fraudulent misrepresentation.

17.	Waivers, Rights and Remedies

Except as expressly provided in the Finance Documents, no failure or delay by any Party in exercising any right or remedy relating to the Finance Documents shall affect or operate as a waiver or variation of that right or remedy or preclude its exercise at any subsequent time. No single or partial exercise of any such right or remedy shall preclude any further exercise of it or the exercise of any other remedy.

18.	Variations

These Conditions may only be amended with the written consent of the Company and the Investor. Any amendment may be effected only by deed poll and if effected in accordance with this Condition 18, shall be binding upon the Company and the Investor.

19.	Third Party Rights

A person who is not a Party has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce or to enjoy the benefit of any term of the Note.

20.	Governing law

These Conditions are governed by Hong Kong law.

21.	Enforcement

(a)	Any dispute, controversy, difference or claim arising out of or relating to the Note, including the existence, validity, interpretation, performance, breach or termination thereof, or any dispute regarding non-contractual obligations arising out of or relating to it (a Dispute) shall be resolved amicably using best efforts through discussions in good faith. If such Dispute is not resolved amicably within thirty (30) days of the occurrence thereof, it shall be submitted to arbitration.

(b)	Any such Dispute shall be referred to and finally resolved by arbitration administered by the Singapore International Arbitration Centre under the Arbitration Rules of the Singapore International Arbitration Centre (SIAC Rules) for the time being in force.

(c)	For the purpose of such arbitration, there shall be three (3) arbitrators appointed, and each of the claimant and the respondent shall appoint one (1) arbitrator and each such appointed arbitrator shall agree upon and appoint the third (3rd) arbitrator. If the two (2) appointed arbitrators are unable to agree on a third (3rd) arbitrator, the third (3rd) arbitrator shall be appointed in accordance with the SIAC Rules.

(d)	The seat of arbitration shall be in Singapore and the language of the arbitration shall be English.

(e)	The arbitration shall be the sole and exclusive forum for resolution of any such dispute, controversy or claim and a decision rendered by the arbitral tribunal in such proceedings shall be final and binding on the parties, without right of appeal.

(f)	No party shall disclose or permit the disclosure of any information about the evidence adduced or the documents produced by another party in the arbitration proceedings or about the existence, contents or results of the proceeding except as may be required by a Governmental Entity or as required in an action in aid of arbitration or for enforcement of an arbitral award.